





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/19 (MM/DD/YY) AND ENDING 05/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1636 Logan Street
(No. and Street)

Denver	Co	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E. Taggart - 303-626-0631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

50 South 16th Street, Suite 2900	Philadelphia	PA	19102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Taggart _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
World Capital Brokerage, Inc. _____ , as

of May 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:





```
PATRICIA A BLUM
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024036975
MY COMMISSION EXPIRES NOVEMBER 14, 2022
```

Patricia A Blum
    Notary Public

_____
            Signature

President _____
            Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

(SEC I.D. No. 8-6805)

Statement of Financial Condition
as of May 31, 2020

Filed in accordance with
Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.



TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
World Capital Brokerage, Inc.
Denver, Colorado

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. as of May 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of World Capital Brokerage, Inc. as of May 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of World Capital Brokerage, Inc.'s management. Our responsibility is to express an opinion on World Capital Brokerage, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to World Capital Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as World Capital Brokerage, Inc.'s auditor since 2006.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
July 30, 2020

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
MAY 31, 2020

<u>ASSETS</u>

Cash and cash equivalents	$	75,160
Investment securities, at market value (note 2)		2,432,149
Deposits with clearing organizations		25,000
Commissions receivable (note 5)		112,307
Account receivable		-
Account receivable - affiliate		52,660
Notes receivable - affiliate		116,697
Other assets		42,130
Total assets	$	2,856,103

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

Liabilities:	
Accounts payable	114,642
Accounts payable affiliate	45,279
Accounts payable affiliate – Payroll	2,839
Clearance Account	25
Commissions payable	104,346
Secured Notes payable	221,115
Income Tax payable	4,793
Deferred Tax Liability	354,273
Total liabilities	847,312
Stockholder's equity:	
Common stock, $1 par value; 50,000 shares authorized;	
24,500 shares issued and outstanding	24,500
Retained earnings	1,984,291
Total stockholder's equity	2,008,791
Total liabilities and stockholder's equity	$ 2,856,103

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
MAY 31, 2020

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   BASIS OF FINANCIAL STATEMENT PRESENTATION
   The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

   INVESTMENT SECURITIES
   Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

   COMMISSIONS
   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   INCOME TAXES
   The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. The Company's method of accounting for income taxes conforms to *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

   The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company has reviewed the tax positions for the open tax years ending July 31, 2017 through May 31, 2020 and has determined that there are no significant uncertain tax positions that would require recognition in the financial statements.

   CONCENTRATION OF CREDIT RISK
   From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

   STATEMENT OF CASH FLOWS
   For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

   USE OF ESTIMATES
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
MAY 31, 2020

ADOPTION OF ASU 2016-02 LEASES (TOPIC 842)
The company has adopted the ASU 2016-02 Leases (Topic 842). The company has elected to apply the short-term lease exception for our financial statements as we have a month-to-month lease. For Further details see Note 3.

2. **INVESTMENT SECURITIES**
On May 31, 2020, the Company's investment securities had an aggregate cost basis of $1,050,968 and a market value of $2,432,149 resulting in an unrealized gain of $1,381,181.

The Company follows a fair value hierarchy that distinguishes market data obtained from independent sources (observable inputs) and the Company's own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company's investments and are summarized in the following fair value hierarchy.
Level 1 – quoted prices in active markets for identical securities,
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc), and
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
The following is a summary of the inputs used, as of May 31, 2020, in valuing the Company's assets carried at fair value:

Equity	Level 1	Level 2	Level 3	Total
Entertainment	$ 1,070,949	$ 0	$ 0	$ 1,070,949
Apparel Manufacturing	523,687	0	0	523,687
Health Care Plans	172,054	0	0	172,054
Medical Care Facilities	143,505	0	0	143,505
Insurance (Life)	119,106	0	0	119,106
Specialty Chemicals	95,016	0	0	95,016
Recreation	78,664	0	0	78,664
Travel Services	70,024	0	0	70,024
Packaging and Container	63,006	0	0	63,006
Aerospace/Defense	40,340	0	0	40,340
Mutual Funds	55,798	0	0	55,798
Total Equity	$2,432,149	0	0	$2,432,149

There were no movements between Levels 1 and 2 as of May 31, 2020.

The Company recognizes transfers between levels of the last day of each fiscal reporting period.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS, continued
MAY 31, 2020

3. **TRANSACTIONS WITH RELATED PARTIES**
    The Company, the Parent, Investment Research Corporation (IRC), the investment advisor for the Fund, American Growth Financial Services (FS), AGF Property Management Company (AVP), and Fidelity Leasing (FL) are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund, IRC, FS, AVP, and FL. As principal underwriter for the Fund, the Company received gross underwriting commissions and distribution fees of $24,315 for the twelve months ended May 31, 2020. The Company received $0 from IRC for distribution services.

    The Company shares office space and certain employees with the Fund and IRC. The Company was charged $40,045, by an affiliated company, which holds a month to month lease for the rental of office space. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

    During fiscal 2020, the company received $0 from related parties for property management services provided. The Company has a receivable due from related parties of $1,000 from the parent company, $42,647 from FS, and $9,013 from IRC. The Company has a notes receivable due from related parties of $116,697 from IRC. The Company has a payable due to related parties of $44,087 to FL, $1,192 to IRC, and $2,839 for payroll expenses.

4. **MINIMUM NET CAPITAL**
    Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. On May 31, 2020, the Company had net capital of $1,198,862 which was $948,862 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at May 31, 2020 was 0.4113 to 1.

5. **COMMISSIONS RECEIVABLE**
    Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

6. **INCOME TAXES**
    The provision for income taxes consists of the following:

Current Expense		
Federal	$	3,650
State		850
		4,500
Deferred Expense		
Federal		(86,910)
State		(23,418)
Total	$	(110,328)

    The deferred tax liability results from unrealized appreciation of investments and change in corporate tax law.

7. **SUBSEQUENT EVENTS**
    In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

    In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, there have been mandates from federal, state, and local authorities resulting in an overall decline in the economic activity.

See accompanying notes to financial statements.

WORLD CAPITAL BROKERAGE, INC.
(wholly owned by AGF Holdings, Inc.)

Management is currently evaluating the recent introduction of the COVID-19 virus and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's investments and result of its operations; the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.